UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                      Martha Stewart Living Omnimedia, Inc.
                      -------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    573083102
                                    ---------
                                 (CUSIP Number)

                                February 14, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573083102
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Sharon Patrick
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     292,000
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            292,000
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      292,000 (1)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.4% (2)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) Shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc. (the "Company"), which are subject to options exercisable within 60 days of the date hereof.

(2) Also represents 0.6% of the outstanding common equity of the Company, including the Company's Class B Common Stock, par value $0.01 ("Class B Common Stock").

Item 1(a). Name of Issuer:

            Martha Stewart Living Omnimedia, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

            11 West 42nd Street
            New York, New York 10036

Item 2(a). Name of Person Filing:

            Sharon Patrick

Item 2(b). Address of Principal Business Office or, if None, Residence:

            c/o Patterson, Belknap, Webb & Tyler LLP
            1133 Avenue of the Americas
            New York, New York 10036
            Attention: Arthur D. Sederbaum, Esq.

Item 2(c). Citizenship:

            United States

Item 2(d). Title of Class of Securities:

            Class A Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

            573083102

Item 3. If This Statement is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)   |_|   Broker or dealer registered under Section 15 of the
                        Exchange Act.
            (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.
            (d)   |_|   Investment company as defined in Section 8 of the
                        Investment Company Act.
            (e)   |_|   An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E).
            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with ss.240.13d-1(b)(1)(ii)(F).
            (g)   |_|   A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(1)(ii)(G).
            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.
            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the
                        Investment Company Act.
            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

            Not Applicable.

Item 4. Ownership:

      (a) Amount beneficially owned: 292,000 (shares of Class A Common Stock, which are subject to options exercisable by Sharon Patrick within 60 days of the date hereof.

      (b) Percent of class: 1.4% of the outstanding Class A Common Stock (calculated based on a total of 20,665,381 shares of Class A Common Stock outstanding as of November 5, 2004 as provided in the Company's 10-Q filed with the Securities and Exchange Commission on November 9, 2004). Also represents 0.6% of the outstanding common equity of the company, including the Company's Class B Common Stock (calculated based on a total of 50,088,241 shares of Class A Common Stock and Class B Common Stock outstanding as of November 5, 2004 as provided in the Company's 10-Q filed with the Securities and Exchange Commission on November 9, 2004).

      (c) Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote:                292,000

            (ii) Shared power to vote or to direct the vote:                   0

            (iii) Sole power to dispose or to direct the disposition of: 292,000

            (iv) Shared power to dispose or to direct the disposition of:      0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following |X|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8. Identification and Classification of Members of the Group.

            Not Applicable.

Item 9. Notice of Dissolution of Group.

            Not Applicable.

Item 10. Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005


                                                By: /s/ Sharon Patrick
                                                    ----------------------------
                                                    Name: Sharon Patrick